12235 El Camino Real, Suite 200 San Diego, CA 92130-3002

PHONE 858.350.2300 FAX 858.350.2399
www.wsgr.com

CONFIDENTIAL TREATMENT REQUESTED

BY MAXLINEAR, INC.: MXL—004

July 11, 2012

CERTAIN PORTIONS OF THIS LETTER HAVE BEEN OMITTED FROM THE VERSION FILED VIA EDGAR. CONFIDENTIAL TREATMENT HAS BEEN REQUESTED WITH RESPECT TO THE OMITTED PORTIONS. INFORMATION THAT WAS OMITTED IN THE EDGAR VERSION HAS BEEN NOTED IN THIS LETTER WITH A PLACEHOLDER IDENTIFIED BY THE MARK “[***]”. THE OMITTED PORTIONS ARE BRACKETED IN THIS PAPER LETTER FOR EASE OF IDENTIFICATION.

VIA EDGAR AND OVERNIGHT DELIVERY

Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549

Attention:	Kevin L. Vaughn, Accounting Branch Chief Dennis Hult, Staff Accountant Martin James, Senior Assistant Chief Accountant

Re:	Maxlinear, Inc. Form 10-K for Fiscal Year Ended December 31, 2011 Filed March 14, 2012 File No. 001-34666

Gentlemen:

Maxlinear, Inc., a Delaware corporation (the “Company”), submits this letter in response to your letter of June 27, 2012 (the “Staff Letter”), which sets forth comments of the staff of the Securities and Exchange Commission (the “Staff” of the “Commission”) regarding the above-referenced annual report on Form 10-K for the fiscal year ended December 31, 2011 (the “Form 10-K”).

Because of the commercially sensitive nature of information contained herein, this submission is accompanied by a request for confidential treatment for selected portions of this letter. The Company has filed a separate letter with the Office of Freedom of Information and Privacy Act Operations in connection with the confidential treatment request, pursuant to Rule 83 of the Commission’s Rules on Information and Requests, 17 C.F.R. § 200.83. For the Staff’s reference, we have enclosed a copy of the Company’s letter to the Office of Freedom of Information and Privacy Act Operations, as well as a copy of this correspondence, marked to show the portions redacted from the version filed via EDGAR and for which the Company is requesting confidential treatment.

Securities and Exchange Commission

Division of Corporation Finance

July 11, 2012

CONFIDENTIAL TREATMENT REQUESTED

BY MAXLINEAR, INC.: MXL—004

For ease of reference by the Staff in reviewing the Company’s responses to each of the Staff’s comments, we have numbered and restated in bold and italics each comment to correspond to the numbering in the Staff Letter and have followed each comment with the Company’s response.

Form 10-K for the Fiscal Year Ended December 31, 2011

General

1.	You state on pages 16-17, 48, and elsewhere that you made initial filings with OFAC and BIS regarding your potential violations of U.S. sanctions and export control laws related to Iran. It appears from publicly available information that a person identified as a co-inventor in certain of your patent applications may be an Iranian national. As you know, Iran is designated as a state sponsor of terrorism by the State Department, and is subject to U.S. economic sanctions and export controls. Please describe to us the nature, and extent of your past, current, and anticipated contacts with Iran, whether through direct or indirect arrangements. Your response should describe any products, equipment, components, software, technology, information, and services that you have provided or intend to provide into Iran, directly or indirectly, and any agreements, arrangements, or other contacts you have had with the government of Iran or entities owned or controlled by the Iranian government. Please address specifically whether you may be deemed to have exported technology to Iran.

[***]

2.	Please tell us whether, to the best of your knowledge, understanding, and belief, any products, equipment, components, software, or technology you have provided or intend to provide, or may be deemed to have exported, directly or indirectly, into Iran are controlled items included in the Commerce Control List. If so, tell us whether any such item have military uses, and describe such possible uses of which you are aware. Also, tell us whether, to the best of your knowledge, understanding, and belief, any such items have been put to military uses by Iran, and discuss any such uses of which you are aware.

[***]

3.

Please discuss for us the materiality of the contacts with Iran you describe in response to the foregoing comments, and whether those contacts constitute a material investment risk for your security holders. You should address materiality in quantitative terms, including the approximate dollar amounts of any associated revenues, assets, and liabilities for the last three fiscal years and the subsequent interim period. Also, address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company’s reputation and share value. Various state and municipal governments, universities, and other investors have proposed or adopted divestment or similar initiatives regarding investment in companies that

Securities and Exchange Commission

Division of Corporation Finance

July 11, 2012

CONFIDENTIAL TREATMENT REQUESTED

BY MAXLINEAR, INC.: MXL—004

do business with U.S.-designated state sponsors of terrorism. Your materiality analysis should address the potential impact of the investor sentiment evidenced by such actions directed toward companies that have operations associated with Iran.

[***]

The Company first disclosed the existence of the export control and sanctions investigation in February 2012 in a press release relating to fourth quarter 2011 operating results. As noted above, the Company is not actively engaged in business with Iran. The Company believes its disclosures make clear that it intends to comply fully with applicable laws. Since the initial public disclosure in February, none of the Company’s institutional investors has indicated to the Company any intent to divest, and no financial analyst following the Company has recommended divestment, based on issues relating to export control and sanctions disclosures. As a result, the announcement in itself has not had a material impact on investor sentiment relating to the Company.

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 40

Critical Accounting Policies and Estimates, page 41

- Revenue Recognition, page 41

4.	We note your disclosure here regarding sales to distributors. You state that you defer revenue recognition until product is shipped to the end customer and the amount that will ultimately be collected is determinable. Please expand this discussion in future filings to more clearly describe the circumstances that result in the need to defer revenue recognition. For example, discuss any material price protection, rebate, volume pricing, stock rotation or other contractual terms that cause the amount that will ultimately be collectible to be indeterminable at the time of the sale. Provide us with a sample of your proposed revised disclosure.

The Company acknowledges the Staff’s comments and has provided below a sample of the proposed revised disclosure per the Staff’s request. For your convenience, the Company’s edits to the original disclosure under the caption "Critical Accounting Policies & Estimates" in Management’s Discussion and Analysis of Financial Condition and Results of Operations" of the Form 10-K have been marked to identify its proposed changes with additions in bold.

The Company proposes to provide the following revised disclosure:

[***]

5.	We further note your disclosure here that for these sales, you record the “corresponding gross profit” in your balance sheet “as a component of deferred revenue and deferred profit.” You

Securities and Exchange Commission

Division of Corporation Finance

July 11, 2012

CONFIDENTIAL TREATMENT REQUESTED

BY MAXLINEAR, INC.: MXL—004

further state that this represents the difference between the receivable recorded and the cost of inventory shipped. Please address the following:

•

Giving consideration to the fact that it appears you are not able to determine the amount that will ultimately be collected, please explain to us why you believe it is appropriate to refer to these amounts as deferred profit.

•

Please revise future filings to clearly explain the circumstances that could cause the profit amounts ultimately recognized in your statement of operations to differ from the amounts presented as "deferred profit."

The Company acknowledges the Staff’s comments included in the first bullet point above with regards to the Company’s reference of deferred profit. The Company believes its reference to deferred profit is appropriate as it reflects the true economics of the underlying transactions. Upon shipment to distributors, the Company defers 100% of the revenue and 100% of the costs, which are presented as a net liability account in its consolidated balance sheets. The net of these two items results in deferred profit which will be recognized as profit upon sale by the distributor to its customers. Historically, a substantial majority of the amount recorded to deferred profit in the Company’s Consolidated Balance Sheets has been recognized as profit in the Company’s Statement of Operations.

In connection with the Staff’s second bullet point, the Company acknowledges that both pricing credits and/or stock rotation rights may cause the amounts ultimately recognized as profit in the Company’s consolidated statement of operations to differ from the amount recorded as deferred profit. Accordingly, the Company will increase its disclosure in future filings to explain these items. The Company has also included these revisions in its proposed revised disclosure noted in comment 4 above for the Staff’s review.

Results of Operations, page 43

6.	We note throughout your discussion of the results of operations, you provide narrative description of the causes of the changes in revenues and expenses. However, we do not see where you have provided quantification of amounts. For example, we note your disclosure on page 45 that revenues increased due to increases in sales of cable products, offset by declines in sales of other products. However, it is not clear the extent to which cable products revenues increased or the extent to which other product revenues declined. Further, we note your disclosure regarding cost of revenue and gross profit that you refer to changes in selling prices and product mix, but you do not quantify the impacts of these changes. Please revise your MD&A in future filings to provide a thorough, quantified analysis of your results. Refer to Item 303(A) of Regulation S-K.

Securities and Exchange Commission

Division of Corporation Finance

July 11, 2012

CONFIDENTIAL TREATMENT REQUESTED

BY MAXLINEAR, INC.: MXL—004

The Company acknowledges the Staff’s comment and will revise its MD&A in future filings to provide more comprehensive disclosure of the factors affecting changes in the Company’s revenues and expenses.

Notes to Consolidated Financial Statements, page F-7

Note 1—Organization and Summary of Significant Accounting Policies, page F-7

- Segment Information, page F-10

7.	We note your disclosure here that you operate in one segment. However, we note disclosure throughout the filing referring to your various products. Please explain to us how you have considered the disclosure requirements of FASB ASC 280-10-50-40.

[***]

Note 7—Income Taxes, page F-23

8.	Please revise future filings to disclose the components of income (loss) before income tax expense (benefit) as either domestic or foreign. Refer to Rule 4-08(h)(1)(i) of Regulation S-X.

The Company acknowledges the Staff’s comment and will revise future filings to include domestic and foreign components of income (loss) before income tax expense (benefit) accordingly.

Securities and Exchange Commission

Division of Corporation Finance

July 11, 2012

CONFIDENTIAL TREATMENT REQUESTED

BY MAXLINEAR, INC.: MXL—004

*        *        *         *        *

The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We appreciate the Staff’s comments and request that the Staff contact the undersigned at (858) 350-2389 with any questions or comments regarding this letter. Thank you for your assistance.

Sincerely,

WILSON SONSINI GOODRICH & ROSATI a Professional Corporation

/s/ Robert F. Kornegay

Robert F. Kornegay

cc:	Kishore Seendripu, Ph.D. Chief Executive Officer

Adam C. Spice, Chief Financial Officer

Justin Scarpulla, Chief Accounting Officer and Corporate Controller

Maxlinear, Inc.

Robert Bruning

Esther M. Jeska

Ernst & Young LLP